FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Redemption

NOTICE OF REDEMPTION

BANCO SANTANDER, S.A.

TO REDEEM ITS

6.41% Non-Cumulative Guaranteed Series 1 Preferred Securities (par value $25 per security issued by “Santander Finance Preferred, S.A. Unipersonal” and

guaranteed by Banco Santander, S.A.” (the “Preferred Securities”).

ON 11TH JUNE 2018

CUSIP: 05971K208

Banco Santander, S.A. (the “Company”) announced that, according to the relevant Prospectus dated 27th September 2004 (the “Prospectus”), the Company has decided to redeem the 7,600,000 6.41% Non-Cumulative Guaranteed Series 1 Preferred Securities (par value $25 per security) issued by “Santander Finance Preferred, S.A. Unipersonal” and guaranteed by Banco Santander, S.A., in its entirety on 11 June 2018 (the “Early Redemption Date”).

On the Early Redemption Date, the Company will pay the redemption price plus the accrued and unpaid Distribution for the then-current quarterly distribution payment period to the date fixed for redemption.

The CUSIP number for the Instruments is 05971K208.

Distributions will cease to accrue on the Preferred Securities on the Early Redemption Date.

In connection with the redemption, Computershare, will serve as the Redemption Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 7, 2018	By:	/s/ José Antonio Soler Ramos
Name: José Antonio Soler Ramos
Title: Deputy Chief Financial Officer